SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PROPOSAL FOR THE PAYMENT OF INTEREST ON THE CAPITAL STOCK

A) The Board of Officers of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) have decided to propose to their respective Boards of Directors to hold meetings on December 29, 2005, in order to discuss:

I. The payment of Quarterly Interests, related to the fourth quarter of 2005, in the gross total amount of R$56.8 million and R$27.4 million, and net total amount of R$48.2 million and R$23.3 million, respectively to Unibanco and Unibanco Holdings, to be made on January 31, 2006.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2005, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the sole paragraph of article 35 of the by-laws of Unibanco Holdings.

Should the Quarterly Interest proposals described herein be approved by the respective Boards of Directors, the shareholders of Unibanco and/or Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE -UBB
Gross amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940
(*) Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each GDS negotiated at the New York Stock Exchange (NYSE: UBB) corresponds to 5 Units.

II. The payment of interest on capital stock, qualified as complementary to the interest on capital declared and paid related to the profit ascertained in the second semester of 2005 , in the gross total amount of R$ R$280.0 million and R$130.3 million, and net total amount of R$238.0 million and R$110.7 million, respectively to Unibanco and Unibanco Holdings, to be made on January 31, 2006.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2005, in accordance with the provisions of paragraph 7th of the 9th article of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the sole paragraph of article 35 of the by-laws of Unibanco Holdings.

Should the proposals described herein be approved by the respective Boards of Directors, the shareholders of Unibanco and/or Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE -UBB
Gross amount	0.1915465	0.2107012	0.1603357	0.1603357	0.3710369	1.8551845
Net amount	0.1628145	0.1790960	0.1362853	0.1362853	0.3153813	1.5769065
(*) Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each GDS negotiated at the New York Stock Exchange (NYSE: UBB) corresponds to 5 Units.

B) Considering the proposals described in items (I) and (II) above, the total amount proposed to be paid on interests on capital stock on January 31st, 2006 is the gross amounts of R$336.8 million and R$157.7 million, and the net amounts of R$286.2 million and R$134.1 million, respectively to Unibanco and Unibanco Holdings. Such values correspond to: (I) quarterly interests related to the fourth quarter of 2005 of Unibanco and Unibanco Holdings; (II) complementary interest on capital related to the second semester of 2005 of Unibanco and Unibanco Holdings.

Should the proposals described herein be approved by the respective Boards of Directors, the shareholders of Unibanco and/or Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE -UBB
Gross amount	0.2303700	0.2534071	0.1940990	0.1940990	0.4475061	2.2375305
Net amount	0.1958145	0.2153960	0.1649841	0.1649841	0.3803801	1.9019005
(*) Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each GDS negotiated at the New York Stock Excha nge (NYSE: UBB) corresponds to 5 Units.

C) Should the proposals above of the Board of Officers be approved:

In Brazil, December 29, 2005, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock, on January 31, 2006. Unibanco’s and Unibanco Holdings’ shares and Units will be traded in ex-interest on capital stock from December 30, 2005 on.

In the United States of America, January 04, 2006 will be considered as “Record Date” for the purpose of attending the obligations assumed by the GDS program maintained by the Companies. The GDSs will trade ex-interest on capital stock from December 30, 2005 on.

São Paulo, December 19, 2005.

UNIBANCO- UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São P aulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 19, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.